Exhibit 99.3





VIA FACSIMILE                                        CONTACT: WALTER L. REESE
TOTAL PAGES-4                                           SHAREHOLDER RELATIONS
                                                      (206) 623-1635 Ext. 454

SEATTLE, WASHINGTON...October 23, 2002...Todd Shipyards Corporation (the "Company") announced financial results for the second quarter ended September 29, 2002. For the quarter, the Company reported net income of $2.0 million or $0.36 per diluted share on revenue of $40.6 million. For the six month period then ended, the Company reported net income of $4.3 million or $0.77 per diluted share on revenue of $89.8 million. In the prior year second quarter ending September 30, 2001, the Company reported net income of $3.0 million or $0.43 per diluted share on revenue of $31.0 million. For the six month period then ended, the Company reported net income of $4.8 million or $0.58 per diluted share on revenue of $62.3 million. Per share calculations for the second quarter and first six month period ended September 29, 2002 were impacted favorably by the Company's Dutch Auction share repurchase of 4.1 million shares of its common stock during the second quarter of the prior fiscal year.

The Company's second quarter revenue of $40.6 million reflects an increase of $9.6 million (31%) from fiscal year 2002 second quarter levels. Fiscal year 2003 six month revenue of $89.8 million reflects an increase of $27.5 million (44%) from the comparable prior year period. Revenue increases for the second quarter and first six months ending September 29, 2002 are primarily due to the simultaneous execution of repair and overhaul work under the Company's three U.S. Navy phased maintenance contracts.

For the second quarter ending September 29, 2002, the Company reported operating income of $2.7 million, an increase of 27% from operating income of $2.2 million reported during the comparable prior year period. For the six month period then ended, the Company reported operating income of $6.0 million, an increase of 48% from operating income of $4.0 million reported during the comparable prior year six month period. Increases in operating income from levels reported in the second quarter and first six months of fiscal year 2002, are primarily attributable to the significant increase in U.S. Navy repair and overhaul volumes experienced during the first quarter and to a lesser extent during the second quarter of fiscal year 2003.

For the second quarter and first six months ending September 29, 2002, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.3 million and $0.6 million, respectively. During the same periods ending September 30, 2001, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $2.4 million and $3.3 million, respectively. The decrease in fiscal year 2003 investment and other income from prior year levels primarily reflects the reduction in funds available for investment purposes following the above mentioned Dutch Auction share repurchase, as well as lower investment yields generally available in the market.

In the second quarter and first six months ending September 29, 2002, the Company recorded $1.1 million and $2.3 million, respectively, in federal income tax expense. During the same periods ending September 30, 2001, the Company recorded $1.6 million and $2.6 million respectively, in federal income tax expense.

Subsequent to the close of the second quarter, the Puget Sound Metal Trades Council (the bargaining umbrella for all unions at Todd Pacific Shipyards) and Todd Pacific Shipyards reached an agreement on a new collective bargaining agreement. The Todd Pacific Shipyards eligible workforce ratified the agreement on October 22, 2002. The parties had been operating under an extension of the old agreement, which expired on July 31, 2002. The new three year agreement, effective retroactively to August 1, 2002, includes an annual 3.5% wage and fringe benefit increase.

The Company also announced that subsequent to the second quarter, the Board of Directors approved a new plan authorizing the repurchase of up to 500,000 shares of the Company's common stock from time to time in open market or negotiated transactions. Under this plan to date, the Company has repurchased an aggregate of 10,000 shares in open market purchases.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended September 29, 2002 and September 30, 2001
(in thousands of dollars, except per share data)

                                       Quarter Ended         Six Months Ended
                                    09/29/02  09/30/01      09/29/02  09/30/01
Revenue                            $ 40,583   $31,017       $89,843   $62,259
Operating expenses:
  Cost of revenue                    28,542    21,720        62,335    42,859
  Administrative and manufacturing
   overhead expenses                  9,298     7,595        21,650    15,830
  Provision for environmental
   reserve                                -      (465)         (125)     (465)
     Total operating expenses        37,840    28,850        83,860    58,224

Operating income                      2,743     2,167         5,983     4,035

Investment and other income             312       333           609     1,234
Gain on sales of
 available-for-sale securities            2     2,089            31     2,109

Income before income taxes            3,057     4,589         6,623     7,378
Income tax expense                   (1,084)   (1,618)       (2,344)   (2,605)

Net income                           $1,973    $2,971        $4,279    $4,773

Net income per common share:          $0.36     $0.43         $0.77     $0.58
  Diluted

Number of shares used in the
calculation of diluted earnings
 per share (thousands)                5,556     6,964         5,559     8,240

A copy of the Company's financial statements for the quarter ended September 29, 2002 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.






TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
September 29, 2002 and March 31, 2002
(in thousands of dollars)

                                      09/29/02         03/31/02
                                     (Unaudited)
ASSETS
Cash and cash equivalents               $ 7,553         $17,795
Securities available-for-sale            26,917          13,841
Accounts receivable, net                 15,335          15,824
Other current assets                      7,810           7,691
Total Current Assets                     57,615          55,151

Property, plant and equipment, net       16,127          16,595
Deferred pension asset                   30,623          30,823
Insurance receivable                     28,736          26,798
Other long term assets                    4,369           4,313
Total Assets                           $137,470        $133,680

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
 accruals including taxes payable       $12,508         $14,908
Other current liabilities                 3,700           2,864
Total Current Liabilities                16,208          17,772

Environmental and other reserves         30,053          28,467
Accrued postretirement benefits          17,104          17,404
Other non-current liabilities             4,156           4,040
Total Liabilities                        67,521          67,683

Total stockholders' equity               69,949          65,997
Total liabilities and
  stockholders' equity                 $137,470        $133,680

A copy of the Company's financial statements for the quarter ended September 29, 2002 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.